UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on March 7, 2024, SYLA Technologies Co., Ltd. (the “Company”) held an Ordinary General Meeting of Shareholders (the “Meeting”) on March 28, 2024 at 2:00 p.m., Japan Standard Time (March 28, 2024 at 1:00 a.m., U.S. Eastern Standard Time) in Tokyo, Japan. The purpose of the Meeting was to vote on the following proposals, as more fully described in the Notice of Convocation included as Exhibit 99.1 to the Company’s report on Form 6-K furnished on March 7, 2024 (the “Notice”):

●	Proposal 1: Approval of Financial Statements for the 15th Fiscal Year (From January 1, 2023 to December 31, 2023)
●	Proposal 2: Appropriation of Surplus
●	Proposal 3: Election of Nine (9) Directors

1. Approval of Financial Statements for the 15th Fiscal Year (From January 1, 2023 to December 31, 2023)

Stockholders voted to approve the financial statements for the 15th fiscal year (From January 1, 2023 to December 31, 2023), as described in the Notice, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
223,820	-	-	18,665

2. Appropriation of Surplus

Stockholders voted to approve the appropriation of surplus, as described in the Notice, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
223,820	-	-	18,665

3. Election of Nine (9) Directors

Each of the following nine nominees was elected to serve on the Company’s Board of Directors (Hiroyuki Sugimoto, Yoshiyuki Yuto, Takahide Watanabe, Takeshi Fuchiwaki as Directors, Tomoyoshi Uranishi, Ferdinand Groenewald, Stuart Gibson, Yozo Tachibana, and Keiji Torii as Outside Directors), effective March 28, 2024, in accordance with the voting results listed below.

Nominee	For	Against	Abstain	Broker Non-Votes
Hiroyuki Sugimoto	223,815	-	-	18,670
Yoshiyuki Yuto	223,820	-	-	18,665
Takahide Watanabe	223,820	-	-	18,665
Takeshi Fuchiwaki	223,820	-	-	18,665
Tomoyoshi Uranishi	223,820	-	-	18,665
Ferdinand Groenewald	223,820	-	-	18,665
Stuart Gibson	223,820	-	-	18,665
Yozo Tachibana	223,820	-	-	18,665
Keiji Torii	223,820	-	-	18,665

The information contained in any website is not a part of this Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: March 29, 2024	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer